

April 8, 2011

Via E-mail
Parsh Patel, Chief Executive Officer
Uan Cultural & Creative Co., LTD.
2095 E. Big Beaver Road, Suite 200
Troy, MI 48083

> **Re:** **Uan Cultural & Creative Co., LTD.**
> **Registration Statement on Form S-1**
> **Filed March 10, 2011**
> **File No. 333-172728**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **Filed No. 000-51693**

Dear Mr. Patel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that your registration statement covers the sale of common shares that are being offered by affiliates in large amounts. Generally, we view resale transactions by affiliates in this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please also make clear that these persons are underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary, selling security holders and plan of distribution section. Please see Securities Act Compliance and Disclosure Interpretations 214.02.

Preliminary Prospectus, page 3

2. We note the disclosure that on March 7, 2011, the closing bid price of your common stock was $2.50 per share.   On page two, the average high and low bid price on such date was $2.70. Please confirm that the 8% difference between the closing bid price and the average high and low of your common stock on March 7, 2011 is correct.

Prospectus Summary, page 5

3. The first sentence indicates that that your summary highlights selected information contained elsewhere in the prospectus. Please revise this paragraph, and include any information necessary, to make clear that the summary is a brief overview of the key aspects of the offering. See the Instruction to Item 503(a) of Regulation S-K.

Prelude, page 5

4. Please also indicate that you have limited operations and continued substantial losses.

Background, page 5

5. Please provide your prior company name.

6. You state that you commenced operations in August 2011 which appears to be an incorrect statement. Please advise or revise the above date in your filing.

Business Overview, page 6

7. In the first paragraph, please clarify the source of the remaining $200,000 of the $500,000 loan. Please also indicate the current status of the loan(s).

Forward Looking Statements, page 8

8. We note your reference to the Private Securities Litigation Reform Act. Sections 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock. Please delete references to the Litigation Reform Act.

Risk Factors, page 9

9. Revise the last sentence in the first paragraph, and include any information necessary, to make clear that you have presented all known risk factors. See Item 503(c) of Regulation S-K.

<u>We may be subject to additional risk associated with doing business in foreign countries,</u>
<u>page 10</u>

10. Please expand your risk factors to include, if applicable, the disclosure of an
    investor's ability:

    - to effect service of process within the United States against any of your non-
      U.S. resident officers or directors;

    - to enforce U.S. court judgments based upon the civil liability provisions of the
      U.S. federal securities laws against any of the above referenced foreign
      persons in the United States;

    - to enforce in a Taiwan court a U.S. court judgments based on the
      civil liability provisions of the U.S. federal securities laws against the
      above foreign persons; and

    - to bring an original action in a Taiwan court to enforce liabilities
      based upon the U.S. federal securities laws against the above foreign persons.

<u>We have no experience as a public company…, page 13</u>

11. The relevance of this risk factor is unclear since you are filing reports under the
    Securities Exchange Act of 1934. Please advise.

<u>Background, page 25</u>

12. Briefly provide a description of the change of control and indicate whether it was an
    arms length transaction.

<u>Business, page 26</u>

13. We note on your webpage the ability of investors to join your UAN club. Fifty
    members per quarter. Please revise your discussion to include this aspect of your
    business. We may have additional comment upon a review of your response.

14. Please provide greater details of the actual operations of your business, focusing on
    the particular means by which you generate revenues and incur expenses. For
    example, what kind of paintings are being sold including the number on consignment
    and the number purchased for sale, the cost to you for the art, the price of the art
    being sold, how you advertise your art and how many pieces have been sold to date in
    both categories Please also discuss your business reason(s) for initiating operations in
    Taiwan. These are only examples and not an exhaustive list.

Marketing and Sales, page 28

15. Please provide greater details concerning the commissions your sales persons may earn on a sale.

Customers and Target Market, page 28

16. We note that you cite the Mac Report in support of a $120 billion worldwide market for collectibles. Please provide us with a copy of this report marked to show support for the $120 billion figure.

Employees, page 30

17. Please provide information regarding the activities or positions of the employees or contractors. Are they salespeople? Do they have specialized training or skills in artwork?

Description of Property, page 30

18. Please provide additional information regarding your Troy offices. Are these leased facilities? Please indicate whether each facility was secured in an unaffiliated transaction.

Management's Discussion and Analysis of Financial Condition and Results …, page 31

19. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company,

- Material opportunities, challenges, and

- Risk in the short and long term and the actions you are taking to address them.

Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 32

20. Please expand your critical accounting policies to describe the significant assumptions used in regard to your inventory and revenue. Moreover, include a

sensitivity analysis of your more significant estimates subject to change based on outcomes that are reasonably likely to occur and would have a material impact on your financial statements. Please refer to Release No. 33-8040 for further guidance.

Notes to Financial Statements, page F-8

Note 1 – Organization and Business Operations, page F-8
Organization, page F-8

21. We note your disclosure on page F-9, second paragraph, that a change in control occurred as a result of the Stock Purchase Agreement, whereby the purchasers acquired an aggregate of approximately 95.6% of your outstanding voting common stock. Please tell us how the 95.6% change in control is reflected in your financial statements and the basis in GAAP for your accounting treatment. Refer to SAB.T.5J for additional guidance.

 Note 3 – Summary of Significant Accounting Policies, page F-10

22. Please expand your significant accounting policies disclosure to describe your accounting policies in relation to leases to the extent material.

Net Loss Per Share, page F-10

23. For each period for which an income statement is presented, please disclose a reconciliation of the numerators and the denominators of the basic and diluted per-share computations. In addition, please disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. If there are no securities that either dilute or potentially can dilute EPS, please indicate such.   Refer to ASC 260-10-50-1 for further guidance.

Inventory, page F-11

24. Please expand your inventory disclosure to describe the method by which amounts are removed from inventory such as average cost method or first-in, first-out method. Refer to Rule 5-02-6(b) of Regulation S-X.

Revenues, page F-11

25. Please expand your revenue recognition accounting policies to describe how you account for sales on consignment. In this regard, we assume you record only the commission you are entitled to at the point of delivery as opposed to a gross sales price less amounts paid to the consignee, please specifically advise in this regard.

26. We note your disclosure on page six, that you offer membership in your UAN club. Please tell us whether you charge fees for membership in your club. If so, how are such fees recognized in the financial statements.

Foreign Currency Translations, page F-11

27. You state that the company's functional currency is U.S. dollars. Please tell us whether the books and records of your operations in Taiwan are maintained in U.S. dollars. If not, then please tell us how you reflect remeasurement adjustments from the local currency of your Taiwan operations to the U.S. dollar functional currency and reporting currency.

Note 4 - Income Taxes, page F-14

28. Please provide the disclosures, as applicable, pursuant to ASC 740-10-50 in regard to income taxes.

Part II, page 47

Item 16. Exhibits, page 48

29. Please file the form of subscription agreement for each of the private placements through which the selling security holders acquired their shares.

30. We note that there have been several related party loans to the company. For example, the $300,000 loan by David Chen-Te Yen and two stockholders on July 23, 2010. Please confirm that all the documentation of these loans have been filed as exhibits to your filings or please file them.

Signatures, page 51

31. Please amend your filing to include your controller or principal accounting officer's signature.

Exhibit 5.1

32. We note the language in the fifth paragraph, "or the rules and regulations of Securities and Exchange Commission thereunder." This reference is ambiguous and overly broad. Please delete this reference from the legality opinion.

33. We note the language in the sixth paragraph, "We assume no obligation to supplement this opinion if, after the date hereof, …" Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the date limitation from the opinion.

34. We note the language in the seventh paragraph of the legal opinion, which states that the opinion "may not be relied upon by any other person without prior written consent." Disclaimers of responsibility that state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Delete this disclaimer from the legality opinion.

Exhibit 23.1

35. Please have your former independent accountant, Gruber and Company, LLC, revise its written consent to reference the correct date of their report on the audited financial statements included in the filing.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A (T). Controls and Procedures, page 29

Management's Annual Report on Internal Control Over Financial Reporting, page 29

36. We note your statement that management "believe that internal control over financial reporting is effective". It does not appear that your certifying officers have reached a conclusion that your internal control over financial reporting is effective. Please revise management's conclusion to state definitively whether or not internal control over financial reporting is effective as of the end of the most recent fiscal year end. Please refer to Item 308(T) of Regulation S-K for further guidance.

37. Please note for future reference that management's annual report on internal control over financial reporting should refer to "the registrant's" where you presently refer to "the small business issuer's" as described on page 30.

38. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with the following information:

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

39. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying individuals by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

40. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

41. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain, as applicable, that the filings includes the information the Securities Act of 1933 and all applicable Securities Act rules require or includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director